SECI 09055433 COMMISSION

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| SEC FILE NUMBER |
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| 8-25933 |

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/08 * (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas J. Herzfeld & Co., Incorporated

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10491 S.W. 97th Avenue
(No. and Street)

Miami (City) | Florida (State) | 33176 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cecilia Gondor | 305-271-1900 (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) | Miami (City) | Florida (State) | 33133 (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
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| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Thomas J. Herzfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas J. Herzfeld & Co., Incorporated, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President
(Title)

(Notary Public)

CECILIA GONDOR
MY COMMISSION # DD 840712
EXPIRES: March 21, 2013
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

**CONTENTS**

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Thomas J. Herzfeld & Co., Incorporated
Miami, Florida

We have audited the accompanying statement of financial condition of Thomas J. Herzfeld & Co., Incorporated as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the statement of financial condition, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, during the year ended December 31, 2008.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thomas J. Herzfeld & Co., Incorporated as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 13, 2009

**THOMAS J. HERZFELD & CO., INCORPORATED**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS | $ | 167,586 |
| SECURITIES OWNED, AT FAIR VALUE (NOTE 3) | | 72,130 |
| RECEIVABLE FROM BROKER (NOTE 3) | | 26,070 |
| LOAN TO STOCKHOLDER | | 12,497 |
| DUE FROM RELATED PARTY (NOTE 4) | | 4,596 |
| PROPERTY AND EQUIPMENT, NET | | 862 |
| OTHER ASSETS | | 3,399 |
| | $ | 287,140 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 35,000 |
| COMMITMENTS (NOTE 4) | | |
| STOCKHOLDER'S EQUITY | | 252,140 |
| | $ | 287,140 |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Thomas J. Herzfeld & Co., Incorporated (the Company) is a broker-dealer, which acts in a principal capacity, buying and selling securities for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. From time to time, the Company maintains account balances in excess of federally insured limits.

***Valuation of Investments***

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), during the year ended December 31, 2008. In accordance with SFAS 157, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. SFAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

**Level 1** - quoted prices in active markets for identical investments

**Level 2** - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

**Level 3** - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company records all security transactions on a trade-date basis, and realized gains or losses from security transactions were determined using the specific identification method.

Dividend income is recognized on an accrual basis as determined by the ex-dividend date. Interest income is recognized on an accrual basis.

***Exchange Traded Securities***

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy. At December 31, 2008, all securities owned as reflected in the accompanying Statement of Financial Condition are categorized as Level 1.

***Property and Equipment***

Property and equipment is stated at cost. Expenditures for major improvements and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed on the straight-line method over seven years for furniture and fixtures and five years for equipment, the estimated useful lives of the assets. As of December 31, 2008, the Company had property and equipment with a cost of $2,080 and accumulated depreciation of $1,218.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Income Taxes*

The Company, with the consent of its stockholder, has elected to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, taxable income or loss of the Company is reflected on the stockholder's individual income tax return. Therefore, no provision for income taxes has been made in the accompanying financial statements.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities, such as the Company.

*Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

## NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $217,546 , which exceeded the requirements by $117,546 . The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.16 to 1 at December 31, 2008.

## NOTE 3. RISK CONCENTRATIONS

*Clearing and Depository Operations*

The primary clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in St. Louis, Missouri. At December 31, 2008, all securities owned and the amount receivable from broker, as reflected in the accompanying statement of financial condition, are held by and due from this broker.

## NOTE 3. RISK CONCENTRATIONS (Continued)

***Other Risk Concentrations***

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing broker, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 4. RELATED PARTY TRANSACTIONS AND COMMITMENT

***Thomas J. Herzfeld Advisors, Inc.***

The president and sole stockholder of the Company is also the president and sole stockholder of Thomas J. Herzfeld Advisors, Inc. (the Advisor), a registered investment advisor. The individual entities share common office facilities and personnel. Various expenses have been allocated between the companies based upon services rendered by common personnel and usage of common office facilities. As of December 31, 2008, $4,596 was due from the Advisor.

***The Herzfeld Caribbean Basin Fund, Inc.***

The Company provides brokerage services for the Herzfeld Caribbean Basin Fund, Inc. (the Fund), a closed-end management investment company. The Company's president and sole shareholder is the portfolio manager and president of the Fund.

***Office Lease***

The president and sole stockholder of the Company is the owner of the Company's office facility. The Company occupies its office space under a five-year lease, expiring November 30, 2012. Effective January 1, 2009 the annual rent was amended to $30,000, with approximately one-half allocated to the Advisor.



END